UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

February 6, 2004
Date of Report (Date of earliest event reported)



ROYAL GOLD, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

303-573-1660
(Registrant's telephone number, including area code)

1

Item 12.   Results of Operations and Financial Condition

This 8-K/A is amended to correct the misplacement of language under Bald Mountain. Attached is the correct press release.

The following information is furnished pursuant to Item 9 "Regulation FD Disclosure" and Item 12 "Results of Operations and financial Condition."

On February 5, 2004, Royal Gold, Inc. announced a 63% increase in revenues for its second quarter of fiscal 2004. The information contained in the press release dated February 5, 2004, regarding the Company's second quarter results is incorporated herein by reference and is filed as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary

Dated: February 6, 2004

INDEX TO EXHIBITS

Exhibit No.   **Description**

99.1   Press Release dated February 5, 2004, "Royal Gold Reports 63% Increase In Second Quarter Revenues."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE

 ROYALGOLD,INC

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT:**

Stanley Dempsey, Chairman & CEO
or
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD REPORTS 63% INCREASE IN SECOND QUARTER REVENUES

- **Revenues boosted by higher gold prices and step-up of sliding-scale royalty rate**
- **Earnings increase 85% from the prior year quarter**
- **Free cash flow (a non-GAAP financial measure) totals 73% of revenues**

DENVER, COLORADO. FEBRUARY 5, 2004: ROYAL GOLD, INC. (NASDAQ:RGLD; TSE:RGL) today announced second quarter fiscal 2004 net income of $2,277,465, or $0.11 per basic share, on royalty revenue of $5,083,461. These amounts compare to net income for the second quarter of fiscal 2003 of $1,232,345, or $0.06 per basic share, on royalty revenue of $3,117,384.

Net income for the six-month period ended December 31, 2003, was $3,620,577 or $0.17 per basic share, on royalty revenue of $9,264,946. This compares to net income of $2,657,850, or $0.14 per basic share for the six-month period ended December 31, 2002, on royalty revenue of $6,483,556.

Included in the current quarter was a non-cash charge for a deferred tax expense of $698,425, or $0.03 per basic share. For the six-month period ended December 31, 2003, the non-cash charge for the deferred tax expense was $1,164,653 or $0.06 per basic share.

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Free cash flow for the second quarter was approximately $3.7 million, or 73% of revenues. For the six-month period ended December 31, 2003, free cash flow was approximately $6.4 million, or 70% of revenues. Free cash flow, a non-GAAP financial measure, is defined as operating income plus depreciation, depletion and amortization, non-cash charges and any impairment of mining assets (see, Schedule A-Reconciliation).

Financial highlights, as of the end of the quarter, include higher revenues largely due to an increased gold price resulting in a step-up of Royal Gold's sliding-scale royalty rate at the Pipeline Mining Complex from 3.4% to 4.0%; a cash balance of $38.8 million; and a working capital surplus of approximately $43.7 million yielding a current ratio of 17 to 1.

Stanley Dempsey, Chairman and CEO, said, "Royal Gold's revenues reflect the tremendous leverage provided by our sliding-scale royalty at the Pipeline Mining Complex. Due to higher gold prices, this royalty rate jumped two steps from the previous quarter. We are pleased with our robust financial position and our improved operating margin. Royal Gold has solid fundamentals and continues to generate strong cash flow."

ROYALTY PORTFOLIO REVIEW

Pipeline Mining Complex (Lander County, Nevada)

The Company owns two sliding-scale gross smelter return royalties (GSR1 and GSR2), a fixed gross royalty (GSR3), and a net value return royalty (NVR1) on the Pipeline Mining Complex, in Lander County, Nevada. The GSR1 royalty covers the current mine footprint, and the GSR2 ("Super") royalty covers any reserves that are developed on the claim block lying outside the current mine footprint. The GSR2 royalty pays out at a rate that is 80% higher than that of GSR1, at all gold prices. The GSR3 royalty is a 0.71% fixed rate for the life of the mine. The 0.39% NVR1 covers production from the GAS Claims, an area of interest of approximately 4,000 acres including the South Pipeline deposit and Crossroads area, but not including the Pipeline pit. The NVR1 is calculated by deducting processing-related costs, but is not burdened by mining costs.

The Pipeline Mining Complex is owned by the Cortez Joint Venture, a joint venture between Placer Cortez Inc. (60%), a subsidiary of Placer Dome Inc. and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto.

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For the second quarter of Royal Gold's fiscal 2004, the Pipeline Mining Complex produced 217,866 ounces of gold, providing $4,327,998 of royalty revenue to Royal Gold. This compares to 240,723 ounces of gold produced, providing $2,769,653 of royalty revenue for the same quarter in fiscal 2003.

For the second quarter of fiscal 2004, the average gold price was $391 per ounce and Royal Gold's GSR1 royalty rate was 4.0%, compared to an average gold price of $322 per ounce and a GSR1 royalty rate of 2.60%, for the same period in fiscal 2003. Current production from the Pipeline Mining Complex is subject to GSR1, GSR3, and NVR1.

Leeville Project (Eureka County, Nevada)

Royal Gold holds a 1.8% net smelter return ("NSR") royalty covering a majority of the Leeville project ("Leeville"). Leeville is an underground mine, currently under development by Newmont Mining Corporation. Current production on the Leeville royalty land is derived from underground operations on a portion of the Carlin East deposit. During the quarter, the Carlin East deposit produced 29,150 ounces of gold that were subject to Royal Gold's royalty interest, providing $205,783 in royalty revenue. This royalty was acquired in December 2002.

SJ Claims (Goldstrike Mine, Eureka County, Nevada)

Royal Gold holds a 0.9% NSR royalty on the SJ Claims covering a portion of the Betze-Post open pit at the Goldstrike mine. The Goldstrike mine is operated by Barrick Gold Corporation. During the quarter, gold production on the SJ Claims totaled 99,390 ounces, providing $313,553 in royalty revenue. This royalty was acquired in December 2002.

Bald Mountain (White Pine County, Nevada)

Royal Gold holds a 1.75% to 3.5% NSR sliding-scale royalty that burdens a portion of the Bald Mountain mine, operated by Placer Dome U.S. Inc. During the quarter, the Bald Mountain mine produced 10,854 ounces of gold, which were attributable to Royal Gold's interest, providing $74,790 of royalty revenue. This compares to 17,800 ounces of gold attributable to Royal Gold's interest, providing $100,264 of royalty revenue for the same period in fiscal 2003. The 1.75% NSR royalty rate does not increase until the gold price exceeds $500 per ounce.

Martha Mine (Santa Cruz Province, Argentina)

The Company holds a 2% NSR on the Martha silver mine operated by Coeur d'Alene Mines Corporation. We received $161,337 reflecting adjustments to royalty payments for production over the past six quarters.

Other Business Developments

Royal Gold has assigned some of its non-producing gold exploration properties in Nevada acquired through the purchase of High Desert Mineral Resources in December 2002. The Company has retained a 0.75% NSR royalty on precious metal production from each of the assigned properties. The Company also terminated its interest in the Milos Gold project, on the island of Milos, Greece, which consisted of a right to a 25% interest in Geological Exploration and Development, S.A. All exploration expenses relating to our interest in the Milos Gold project have previously been expensed and therefore there is no effect on the Company's financial position or results of operations.

Corporate Profile

Royal Gold, Inc. is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the Nasdaq Market System, under the symbol "RGLD," and on the Toronto Stock Exchange under the symbol "RGL." The Company's web page is located at **www.royalgold.com**.

NOTE: Royal Gold will conduct the second quarter conference call today at 12:00 noon Eastern (10:00 a.m. Mountain; 9:00 a.m. Pacific) time. The call will be simultaneously carried on the Company's web site at **www.royalgold.com** under the "Presentations" section. A replay on the web site will be available approximately two hours after the call ends. The conference call is also available by calling 800-603-2779 or 706-634-7230. Audio replays will be available about two hours after the call and until February 20 by dialing 800-642-1687 or 706-645-9291, access number 5166443.

Cautionary "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding ore shipments, cash flow and earnings, and the sliding-scale features of our royalty structure at the Pipeline Mining Complex. Factors that could cause actual results to differ materially include, among others, precious metals prices, decisions and activities of the operators of our royalty properties, unanticipated grade, geological, metallurgical, processing or other problems the operators of the mining properties may encounter, changes in project parameters as plans continue to be refined, results of current or planned exploration activities, economic and market conditions, and future financial needs or opportunities, and the impact of any future acquisitions, as well as other factors described elsewhere in this press release and in our Annual Report on Form 10-K, and other filings with the Securities and Exchange Commission. Most of these factors are beyond the Company's ability to predict or control. The Company disclaims any obligation to update any forward-looking statement made herein. Readers are cautioned not to put undue reliance on forward-looking statements.

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Consolidated Balance Sheets (Unaudited)

ASSETS

	December 31, 2003		June 30, 2003	
Current assets				
Cash and equivalents	$	38,757,146	$	33,485,543
Royalty receivables		4,312,124		3,125,437
Current deferred tax asset		3,090,703		-
Prepaid expenses and other		287,452		190,568
Total current assets		46,447,425		36,801,548
Royalty interests in mineral properties, net		41,897,803		43,559,743
Available for sale securities		561,741		457,584
Deferred tax asset		137,844		5,454,500
Other assets		121,193		85,297
Total assets	$	89,166,006	$	86,358,672

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Consolidated Balance Sheets Continued (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2003	June 30, 2003
Current liabilities		
Accounts payable	$ 1,329,532	$ 1,126,591
Dividend payable	779,377	1,032,735
Accrued compensation	366,500	200,000
Other	228,413	146,655
Total current liabilities	2,703,822	2,505,981
Deferred tax liability	7,685,402	8,746,702
Other liabilities	100,289	113,489
Commitments and contingencies		
Stockholders' equity		
Common stock, $.01 par value, authorized 40,000,000 shares; and issued 21,012,583 and 20,883,914 shares, respectively	210,125	208,838
Additional paid-in capital	101,348,938	100,612,048
Accumulated other comprehensive income	169,578	64,963
Accumulated deficit	(21,955,276)	(24,796,477)
	79,773,365	76,089,372
Less treasury stock, at cost (229,224 shares)	(1,096,872)	(1,096,872)
Total stockholders' equity	78,676,493	74,992,500
Total liabilities and stockholders' equity	$ 89,166,006	$ 86,358,672

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Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	For The Three Months Ended	
	December 31, 2003	December 31, 2002
Royalty revenues	$ 5,083,461	$ 3,117,384
Costs and expenses		
Costs of operations	347,183	315,126
General and administrative	779,009	537,641
Exploration and business development	250,635	150,747
Depreciation and depletion	786,039	515,109
Total costs and expenses	2,162,866	1,518,623
Operating income	2,920,595	1,598,761
Interest and other income	100,681	121,779
Interest and other expense	(29,001)	(37,837)
Income before income taxes	2,992,275	1,682,703
Current tax expense	(16,385)	(33,654)
Deferred tax expense	(698,425)	(416,704)
Net income	$ 2,277,465	$ 1,232,345
Adjustments to comprehensive income		
Unrealized change in market value of available for sale securities	212,324	55,977
Comprehensive income	$ 2,489,789	$ 1,288,322
Basic earnings per share	$ 0.11	$ 0.06
Basic weighted average shares outstanding	20,778,772	19,443,692
Diluted earnings per share	$ 0.11	$ 0.06
Diluted weighted average shares outstanding	21,147,687	20,022,836

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Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	For The Six Months Ended	
	December 31, 2003	December 31, 2002
Royalty revenues	$ 9,264,946	$ 6,483,556
Costs and expenses		
Costs of operations	674,458	582,113
General and administrative	1,364,695	981,826
Exploration and business development	780,948	243,768
Depreciation and depletion	1,700,931	1,148,946
Total costs and expenses	4,521,032	2,956,653
Operating income	4,743,914	3,526,903
Interest and other income	189,684	191,676
Interest and other expense	(58,278)	(69,817)
Income before income taxes	4,875,320	3,648,762
Current tax expense	(90,090)	(72,975)
Deferred tax expense	(1,164,653)	(917,937)
Net income	$ 3,620,577	$ 2,657,850
Adjustments to comprehensive income		
Unrealized change in market value of available for sale securities	104,615	(22,821)
Comprehensive income	$ 3,725,192	$ 2,635,029
Basic earnings per share	$ 0.17	$ 0.14
Basic weighted average shares outstanding	20,737,794	19,040,482
Diluted earnings per share	$ 0.17	$ 0.14
Diluted weighted average shares outstanding	21,122,464	19,582,186

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Consolidated Statements of Cash Flows (Unaudited)

	For The Six Months Ended	
	December 31, 2003	December 31, 2002
Cash flows from operating activities		
Net income	$ 3,620,577	$ 2,657,850
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and depletion	1,700,931	1,148,946
Deferred tax expense	1,164,653	917,937
Realized loss on put option contracts	-	71,564
(Increase) decrease in:		
Royalty receivables	(1,186,687)	492,752
Prepaid expenses and other assets	(96,447)	(79,711)
Increase (decrease) in:		
Accounts payable and accrued liabilities	435,962	497,525
Other liabilities	(13,200)	(3,288)
Total adjustments	2,005,212	3,045,725
Net cash provided by operating activities	5,625,789	5,703,575

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Consolidated Statements of Cash Flows Continued (Unaudited)

	For The Six Months Ended	
	December 31, 2003	December 31, 2002
Cash flows from investing activities		
Acquisition	$ -	$ (1,298,050)
Capital expenditures for property and equipment	(59,628)	(3,997)
Net cash used in investing activities	(59,628)	(1,302,047)
Cash flows from financing activities:		
Dividends	(1,032,735)	(1,354,022)
Proceeds from issuance of common stock	738,177	14,165,215
Net cash provided by (used in) financing activities	(294,558)	12,811,193
Net increase in cash and equivalents	5,271,603	17,212,721
Cash and equivalents at beginning of period	33,485,543	11,104,140
Cash and equivalents at end of period	$ 38,757,146	$ 28,316,861

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SCHEDULE A - RECONCILIATION

Non-GAAP Financial Measures

The Company computes and discloses free cash flow and free cash flow as a percentage of revenues, and is a non-GAAP financial measure. Free cash flow is defined by the Company as operating income plus depreciation, depletion and amortization, non-cash charges, and adding back any impairment of mining assets. Management believes that free cash flow and free cash flow as a percentage of revenues are useful measures of performance of our royalty portfolio. Free cash flow identifies the cash generated in a given period that will be available to fund the Company's future operations, growth opportunities, and shareholder dividends. Free cash flow, as defined, is most directly comparable to operating income in the Statements of Operations. Below is reconciliation to operating income:

	For The Three Months Ended		For The Six Months Ended	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Operating income	$ 2,920,595	$ 1,598,761	$ 4,743,914	$ 3,526,903
Depreciation and depletion	786,039	515,109	1,700,931	1,148,946
Free cash flow	$ 3,706,634	$ 2,113,870	$ 6,444,845	$ 4,675,849

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